

One Corporate Center
Rye, NY 10580-1422
Tel. (914) 921-7732
Fax (914) 921-5384
pgoldstein@gabelli.com

GAMCO Asset Management Inc.

May 29, 2009

Via Overnight Delivery

Mr. Byron S. Krantz
Secretary
Hawk Corporation
200 Public Square
Suite 1500
Cleveland, Ohio 44114

Re: Shareholder Proposal

Dear Mr. Krantz:

I am enclosing on behalf of GAMCO Asset Management Inc. ("GAMCO"), a stockholder proposal and supporting statement. Under Rule 14a-8 of the Securities Exchange Act of 1934, we are requesting that Hawk Corporation ("Hawk") include the proposal in its proxy statement for the 2010 Annual Meeting of Stockholders. GAMCO is proposing a resolution that urges the stockholders to vote to request that the Board of Directors redeem the preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of January 16, 1998, and thereafter amended and restated in the Amended and Restated Rights Agreement, dated as of January 4, 2008.

Currently, GAMCO beneficially owns with the power to vote 898,870 shares of the Class A Common Stock of Hawk. According to our information, this represents 10.97% of the outstanding Class A Common Stock. Attached as Exhibit A is the Initial Schedule 13D filed by GAMCO Investors, Inc., which is dated June 9, 2008, and the Schedule 13D Amendments filed subsequently. These Schedules reflect that GAMCO has been the beneficial owner of at least $2,000 in market value or 1% of the voting securities of Hawk since May 29, 2008. These schedules also are available in the EDGAR database on the web site of the Securities and Exchange Commission, www.sec.gov.

Also enclosed is a Certification on behalf of GAMCO. It attests that GAMCO has been a beneficial owner of at least $2,000 in market value or 1% of the Class A Common Stock of Hawk from May 29, 2008 through the present. It also certifies that GAMCO intends to continue its beneficial ownership of such securities through the date on which Hawk holds its 2010 Annual Meeting of Stockholders.

GAMCO has no material interest in this proposal other than as a shareholder of Hawk. GAMCO has no agreements or understandings with an associated person with respect to this proposal. GAMCO has not engaged in any hedging or similar transaction that has the effect or intent of increasing or decreasing its economic risk or voting power with respect to the Class A Common Stock of Hawk.

If you require any additional information, please do not hesitate to contact me at (914) 921-7732.

Sincerely,



Peter D. Goldstein
Director of Regulatory Affairs

PDG:km

Enclosures

STOCKHOLDER PROPOSAL

RESOLVED: *that the stockholders of HAWK CORPORATION (the "Company") request that the Board of Directors redeem the preferred share purchase rights issued pursuant to the Rights Agreement, dated as of January 16, 1998, and thereafter amended and restated in the Amended and Restated Rights Agreement, dated as of January 4, 2008, unless the holders of a majority of the outstanding shares of Class A Common Stock approve the issuance at a meeting of the stockholders held as soon as practical.*

SUPPORTING STATEMENT

On January 16, 1998, the Board of Directors entered into a Rights Agreement which has been amended and restated in the Amended and Restated Rights Agreement, dated as of January 4, 2008. The Rights represent a corporate anti-takeover device, commonly known as a "poison pill." Absent Board intervention, the Rights are exercisable when a person or group acquires a beneficial interest in 15% or more of the Class A Common Stock of the Company. Once exercisable, the Rights entitle holders to purchase shares of the Company's Series E Preferred Stock.

We oppose the use of Rights to prevent a potential bidder from effecting any merger or tender offer that is not approved by the Board of Directors. A poison pill stops a potential bidder from taking their offer directly to the stockholders even if an overwhelming majority would have accepted the offer. The potential bidder must instead negotiate with management, and a Board or management may sometimes have interests that conflict with interests of the stockholders. In effect, the pill allows a Board to arrogate to itself the sole right to determine what price a potential buyer must pay to acquire the entire company. The power of stockholders to accept an offer by a potential bidder provides an important check and balance on management and the Board in their stewardship of the stockholders' interests. We believe the stockholders should retain the right to decide for themselves what represents a fair price for their holdings.

WE URGE STOCKHOLDERS TO VOTE IN FAVOR OF THIS PROPOSAL.



AFFIDAVIT OF DOUGLAS R. JAMIESON

STATE OF NEW YORK	)
	)
COUNTY OF WESTCHESTER	)

Douglas R. Jamieson, being duly sworn, deposes and says:

1. I am President and Chief Operating Officer of GAMCO Investors, Inc. ("GBL"). I am fully familiar with facts set forth herein and am authorized to make this affidavit on behalf of GAMCO Asset Management Inc. ("GAMCO"), a wholly-owned subsidiary of GBL. I submit this affidavit in connection with the shareholder proposal submitted herewith by GAMCO for inclusion in the proxy statement of Hawk Corporation ("Hawk") for Hawk's 2010 Annual Meeting of Stockholders.

2. GAMCO has been beneficial owner of at least 1% or $2,000 in market value of the outstanding Class A Common Stock of Hawk throughout the period from May 29, 2008 through the date hereof. GAMCO intends to continue to be the beneficial owner of such voting securities through the date on which Hawk's 2010 Annual Meeting of Stockholders is held. A representative of GAMCO intends to appear in person or by proxy at the meeting to bring up the matter specified in this notice.

Douglas R. Jamieson

Sworn to before me this
29th day of May 2009

Notary Public

PETER D. GOLDSTEIN
Notary Public, State of New York
No. 02GO4771798
Qualified in New York County
Commission Expires February 20, 2010

Exhibit A.

Initial Schedule 13D and Amendments 1 through 8 referenced in Exhibit A, filed on June 9, 2008, July 10, 2008, September 3, 2008, October 3, 2008, November 21, 2008, March 12, 2009, March 16, 2009, March 19, 2009 and May 11, 2009, respectively (complete filings available on EDGAR).